

August 3, 2012

<u>Via E-mail</u>
Charles E. Haldeman, Jr.
Chief Executive Officer
Federal Home Loan Mortgage Corporation
8200 Jones Branch Drive
McLean, VA 22102

> **Re: Federal Home Loan Mortgage Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 9, 2012**
> **Form 10-Q for Quarterly Period Ended March 31, 2012**
> **Filed May 3, 2012**
> **File No. 001-34139**

Dear Mr. Haldeman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011
Item 1A. Risk Factors, page 45
Any downgrade in the credit ratings of the U.S. government would likely be followed by a downgrade in our credit ratings …, page 63

1.   In future filings please quantify in this risk factor the additional collateral requirements that would be triggered by a one and two notch downgrade in your credit ratings under your derivative contracts and other borrowings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 82
Table 8 – Mortgage Market Indicators, page 82

2.   We note your disclosure of home price change, which is calculated internally using
        estimates of changes in single-family home prices by state, which are weighted using the
        property values underlying your single-family credit guarantee portfolio to obtain a
        national index. Please provide additional insight into how this measure is calculated. For
        example, clarify whether your index weights states with higher property values more in
        the index, whether each state is weighted 1/50 of the total, or whether some other
        mechanism is used.

Table 15 – REO Operations Expense, REO Inventory, and REO Dispositions, page 95

3.   We note your REO operations expense includes changes in the holding period allowance
        both for properties in inventory during the period and those disposed. The net change in
        the holding period allowance per Table 15 was different than the change disclosed in
        Table 6.1 in Note 6 to the financial statements. Please reconcile the difference for us and
        confirm that the change related to dispositions are for REO sold during the period and the
        change related to inventory is only for inventory still outstanding as of December 31st.

Credit Risk, page 128
Table 39 – Repurchase Request Activity, page 130

4.   We note the footnotes to Table 39 and that both the beginning and ending balances
        represent the unpaid principal balance (UPB) of the loans associated with repurchase
        requests while the activity in the table represents the amount of the request or cash
        received. We also note your disclosure that the amount you expect to collect on the
        outstanding requests is significantly less than the UPB of the loans because many of the
        requests will be satisfied by reimbursement of the realized credit losses instead of
        repurchase of loans at the UPB. Please address the following:

        •   Explain how you adjust the ending balance in Table 39 to account for the mismatch
             between the UPB of the loan and the request collected when you receive less than the
             UPB of the loan. For example, if the beginning balance reflects the UPB of a loan
             with an outstanding request at December 31, 2010 and in 2011 you are only
             reimbursed for the realized credit losses, disclose where in this table have you
             recorded the difference to completely remove the loan as it is now a resolved
             repurchase request.

        •   Clarify whether the "new requests issued" amount is based on the UPB of the loan or
             the amount of the credit losses incurred for which you are seeking reimbursement.
             To the extent that it is not based on the UPB of the loan, clarify how this amount is

trued-up in the reconciliation to get to an ending balance based on UPB.

- Discuss the factors you consider in determining the remedy you will accept.   For example, clarify the factors you consider in deciding to accept reimbursement of credit losses versus actual sale of the loan at its UPB to the servicer.

- Disclose the percentage of requests collected during the past three fiscal years that were repurchases of loans by the servicer at the UPB or breakout the "Requests collected" line in Table 39 by the collection types described in footnote two.

- For those requests that you agree to satisfy by reimbursement of the realized credit losses, discuss the timing of the cash payment from the seller/servicer, and clarify if the amount is determined before foreclosure and sale of the property. If so, disclose whether you can recoup from the seller/servicer any additional losses at sale.

5.   You state on page 130 that during 2011 you expanded your reviews of defaulted loans to include certain loans that were previously excluded from your review process. You also state on page 48 of the March 31, 2012 Form 10-Q that during the first quarter you again revised your loan sampling methodology. Please tell us the types of loans now reviewed that were previously excluded from the process at each of these points in time. Also, tell us the reasons for the decline in loan reviews in 2011 for loans originated in 2008 and prior years.

6.   We note the disclosure on page 131 that your estimate of recoveries from seller/servicer on repurchase obligations is considered in your allowance for loan losses; however, your actual recoveries may be different than your estimates. Please tell us and revise future filings to disclose how you record the difference between the cash received and your estimate of recoveries in your allowance for loan losses. In your response address whether differences would be included in REO operations expense for recoveries received prior to sale or a recovery in the allowance for loan losses.

7.   We note the disclosure on page 131 that you entered into an agreement with GMAC Mortgage LLC and Residential Funding Company LLC for partial release of repurchase obligations relating to loans sold to you prior to January 1, 2009. You also state that Ally Financial Inc. recently stated that there is substantial doubt about the parent company of Residential Funding Company LLC's ability to continue as a going concern. Please tell us and revise future filings to disclose the amount of repurchase requests you have outstanding with this entity that were not part of the release of repurchase obligation agreement. Please also tell us whether you have considered their potential inability to pay in your recovery estimate in your allowance for loan losses, and supplementally tell us the amount that you estimate you will be unable to collect due to their financial condition.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk, page 194
Model Risk, page 195

8. We note your disclosure on page 196 that on a periodic basis you will change the underlying assumptions or modeling techniques to your proprietary models like mortgage prepayment models, interest rate models, and mortgage default models. You also state that model changes take several months to complete and sometimes it is necessary for you to adjust your interest-rate risk statistics to reflect the expected impact of the pending model change, which are included in your PMVS and duration gap disclosures. We were unable to locate disclosures on adjustments made to your models during 2011, so please confirm that there were no underlying assumption, modeling technique changes, or adjustments to reflect the expected impact of pending changes except for the change made to duration and convexity risk calculation. Additionally, please confirm to the extent that you do have changes to key model characteristics, assumptions and parameters used in providing this disclosure, and the effects of any such change is material, you would provide a discussion of the change, including the reason for the change and related quantification of the effect, pursuant to the guidance in Instruction F under paragraph 305(a)(1)(ii) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 199
Notes to Consolidated Financial Statements, page 206
Note 1 - Summary of Significant Accounting Policies, page 206
Allowance for Loan Losses and Reserve for Guarantee Losses, page 211
Single-Family Loans, page 212

9. We note your disclosure of the key inputs and factors that are considered in determining the loan loss reserves for single-family loans. Your disclosure indicates that you consider expected repurchases of mortgage loans by sellers under their obligation to repurchase loans that are inconsistent with certain representations and warranties made at the time of sale. Please respond to the following:

- Expand your policy to discuss the look-back periods you consider in developing this estimate, and tell us whether these periods have changed over time.

- Clarify whether your expanded reviews performed in 2011 and other sampling changes in 2012 affected the methodology or assumptions, such as recovery rates, you considered for reimbursements from seller/servicers in the loan loss reserve.

- Clarify how these expected recoveries from seller/servicers are reflected in your loan loss reserve rollforwards. For example, we note on page 235 that the recoveries line item includes a reimbursement of losses from a seller/servicer associated with a repurchase request on a loan that experienced a foreclosure transfer or a foreclosure alternative. We also note that the "transfers, net" line item includes amounts related to agreements with seller/servicers where the transfer relates to recoveries received under agreements to compensate for losses. Additionally, your policy disclosure indicates that the provision for loan losses is reduced for expected recoveries. Thus, it is not clear whether the recoveries and transfers line items only reflect the amounts that were different from your original expectations that were recorded as a reduction to provision for credit losses.

- Clarify the circumstances when you would have a reduction in the loan loss reserve related to a recovery with a seller/servicer, consistent with footnote (5) on page 235 during the year ended December 31, 2011.

10. We note your disclosure that pre-foreclosure real estate taxes and insurance are one of the key inputs and factors considered in determining the loan loss reserves for single-family loans. Please respond to the following:

- Clarify whether this factor relates to past due real estate taxes and insurance payments incurred at the time you are measuring the loan for impairment, or whether it represents expectations of taxes and insurance obligations that may be incurred in the future.

- To the extent that this input includes an expectation of real estate taxes and insurance payments that may be incurred in the future due to the expectation that the borrower is not making these payments since they are delinquent on the loan, please discuss the forward looking period considered in your determination of the loan loss reserves and how you determined it was appropriate.

- Tell us the type of information considered in developing this component of the loan loss reserves.

- Tell us whether the analysis of this factor/input differs in your development of the loan loss reserve for a collateral-dependent loan versus a loan that is not deemed to be collateral-dependent.

Note 4 - Mortgage Loans and Loan Loss Reserves, page 232
Table 4.5 – Recourse and Other Forms of Credit Protection, page 236

11. We note the line item "Lender recourse and indemnifications" in this table and your brief discussion of this type of credit enhancement on page 150. Please respond to the following:

- Tell us whether the lender recourse and indemnifications disclosed in this table and on page 150 includes your outstanding repurchase requests disclosed on page 130.

- To the extent that this line item includes outstanding repurchase requests, please clarify how the amounts are reflected in the table. For example, disclose whether based on the UPB of the outstanding requests or some other amount.

- Clarify in future filings under what facts and circumstances you enter into these lender recourse and indemnification agreements that are separate from the standard seller/servicer contractual arrangement that allows you to request repurchase or indemnification for breaches in representations and warranties on loans sold to you.

Single-Family TDRs, page 241

12.   We note the disclosure that for loans in a modification trial period you do not receive the terms of the expected completed modification until the modification is completed and you are only notified that the loan is in a modification trial period. We also note your impairment policy for TDRs on page 214 and that loans in trial periods can be considered a TDR. Considering you do not receive the terms of the modification until completion of the trial period please tell us and revise future filings to disclose how you determine the allowance for loan losses on loans in a modification trial period that meet the definition of a TDR. Additionally, please clarify how this interacts with your policy disclosure on page 212 where you state that one of the key inputs and factors considered in developing the loan loss reserves for single-family loans is the expected ability to partially mitigate losses through loan modification. For example, clarify whether this means you would factor in the effects, both positive and negative, of probable modifications into the allowance calculation, and if so, how this is done.

Note 17 - Fair Value Disclosures, page 290
Consolidated Fair Value Balance Sheets, page 302

13.   We note your disclosure that during the fourth quarter of 2011, you had a change in estimate which increased the implied capital costs included in your valuation of single-family mortgage loans due to a change in the estimation of a risk premium assumption embedded in your modeled valuation of such loans, leading to a $14.2 billion decrease in the fair value measurement of your mortgage loans. You also disclosed a similar change in the estimation of the risk premium assumption during the second quarter of 2010, which led to a $6.9 billion decrease in the fair value measurement of your mortgage loans. Please provide additional information and support for the widening credit spreads assumption for the single family mortgage portfolio during the fourth quarter of 2011. In this regard, the assumption regarding the widening of credit spreads seems to contrast with the generally decreasing interest rate environment and the stabilization of negative credit trends in the single-family mortgage portfolio.

Charles E. Haldeman, Jr.
Federal Home Loan Mortgage Corporation
August 3, 2012
Page 7

Item 13. Certain Relationships and Related Transactions and Director Independence, page 360
Board Leadership Structure and Role in Risk Oversight, page 362

14.   Please expand your discussion to explain how risk related information flows to the
        Business and Risk Committee and senior executives. Your discussion should address
        whether you have separate business line risk committees and how these committees
        interact with the Board's Business and Risk Committee, the Chief Risk Officer and
        Enterprise Risk Management Division.

Form 10-Q for the Quarterly Period Ended March 31, 2012
Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 1
Developing Mortgage Market Enhancements in Support of New Infrastructure…., page 2

15.   We note you implemented the Uniform Mortgage Data Program (UMDP) and that this
        program creates standard terms and definitions to be used throughout the industry and
        establish standard reporting protocols. In addition, we note as part of the Program you
        implemented the Uniform Collateral Data Portal (UCDP) during the first quarter, which
        compiles the appraisal reports for conventional mortgages. Please address the following:

        • Tell us and revise future filings to clarify when you began requiring seller/servicers to
          upload appraisals in the UCDP.

        • Tell us whether the upload of appraisals is required only for new loan sales or if your
          servicers will be required to upload current appraisals on existing loans owned by you
          on a periodic basis.

        • Explain in greater detail how the UCDP will improve your risk management practices
          and the impact it will have on your internal models (i.e. internal price index) and
          internal controls, if applicable.

Maintaining Sound Credit Quality of the Loans We Purchase or Guarantee, page 4

16.   We note your disclosure that relief refinance mortgages may not be covered by mortgage
        insurance for the full excess of their UPB over 80%. We also note that clarifying
        guidance was provided to lenders related to representations and warranties under the
        original loan. Please respond to the following:

        • Please explain in further detail the mortgage insurance requirements for borrowers
          under the relief refinance program. For example, is the original mortgage insurance
          contract cancelled when the borrower does the refinance, but they must obtain
          mortgage insurance for the same original amount from another party?

- Clarify how the borrower knows the exact amount of new coverage they are required to obtain. Additionally, tell us the typical terms of a private mortgage insurance policy. For example, tell us whether the original policy would have capped coverage at a certain dollar amount, or whether the loss coverage was unlimited up to the total loan amount.

- Tell us whether refinances under the relief refinance program affect the amount you expect to collect from mortgage insurers. For example, tell us whether the changes affect the counterparties you expect to collect from or the amount in total you expect to collect both before and after the refinance under this program. In this regard, we did not notice significant changes in the maximum coverage provided by the mortgage insurers on page 50 as compared to the similar table provided in the 2011 Form 10-K.

- Explain in further detail whether there has been any change in the amount you expect to collect from mortgage servicers due to representation and warranty violations as a result of borrowers entering into refinances under the relief refinance program.

Provision for Credit Losses, page 15

17.   We note that your charge-offs, net of recoveries exceeded the amount of your provision for credit losses by $1.4 billion and $1.1 billion during the quarter ended March 31, 2012 and the year ended December 31, 2011, respectively (i.e. allowance for loan losses releases). We also note that your non-performing loans (NPLs) have increased by 4.5% from December 31, 2010 to December 31, 2011 and remained stable between December 31, 2011 and March 31, 2012, while your total loan loss reserves have decreased by 1.1% and 3.1% over the same periods. We also note that you continue to experience high levels of re-defaults on your TDRs, which has the ability to skew your aging statistics given that TDRs are initially reset to current. Considering the trends noted above and the continued significant uncertainty related to housing prices, unemployment and other economic conditions, please tell us and revise your disclosure in future filings to provide a more detailed granular-level discussion of the positive and negative trends in credit quality that you considered in determining the appropriate levels of the reduction in your allowance. In your response, to the extent possible, please quantify the impact each factor had on the allowance release during these periods.

Single-family Mortgage Seller/Servicers, page 47

18.   We note the disclosure on page 48 that your announced changes to your monitoring program in March 2012 that provide for the assessment of certain fees to compensate you for deficiencies in servicer performance and these fees will go into effect on June 1, 2012 and September 1, 2012. You also state on page 64 that under the new servicing standards you will pay incentives to servicers that exceed certain performance standards with respect to servicing delinquent loans and the cost of these increased fees will be partially

mitigated by the compensatory fees paid to you by the servicers that do not perform as required. Please tell us and revise future filings to disclose the line item(s) where these additional servicer incentive fees due and the compensatory fees received will be recorded and disclose the gross amount of each similar to your disclosure on the HAMP servicer incentive fees on page 64.

Note 16 - Fair Value Disclosures, page 154
Interest-Rate Swaps and Option-Based Derivatives, page 166

19.   We note your disclosure that you use dealer-supplied grids to determine the price for European call and put swaptions and derivatives with embedded American options based on the option term of the underlying swap and strike rate. You also state that pricing-option models are used. Please clarify whether these grids are an input to the option-pricing models or are the valuation model used for these derivatives. Also, expand your disclosure to discuss the pricing-option models you use.

Valuation Processes and Controls Over Fair Value Measurement, page 170

20.   We note your disclosure on page 171 that you make judgments regarding the liquidity in the marketplace. We also note your reference to illiquid markets and liquidity discounts throughout your valuation disclosures. Please tell us and revise future filings to clearly disclose which assets and liabilities you apply liquidity discounts to as part of your valuation and an expanded discussion on how these adjustments are determined.

Mortgage Loans, page 173

21.   We note the principal markets for mortgage loans are the GSE securitization market and whole loan market. We also note the disclosure on page 155 that during the first quarter of 2011 you changed the principal market for loans four months or more delinquent or in foreclosure to the whole loan market. Please tell us and revise future filings to provide expanded disclosure on the types and quantity of loans that use the GSE securitization market as the principal market compared to the whole loan market. In your response address which of the markets is the principal market for the loans that do not qualify for purchase based on current underwriting standards and that you use internal credit models to value.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay McCord at (202) 551-3417 or Stephanie J. Ciboroski at (202) 551- 3512 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director